Exhibit 1

Transactions in Securities of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

Sale of Class A Common Stock	(228,379)	6.2095	10/09/2025
Sale of Class A Common Stock	(235,979)	6.0454	10/10/2025
Sale of Class A Common Stock	(56,500)	6.0128	10/13/2025
Sale of Class A Common Stock	(129,142)	6.1570	10/14/2025
Sale of Class A Common Stock	(200,703)	5.7683	10/20/2025
Sale of Class A Common Stock	(119,293)	5.7308	10/20/2025
Sale of Class A Common Stock	(482,613)	5.8232	10/20/2025
Sale of Class A Common Stock	(225,265)	5.8317	10/21/2025
Sale of Class A Common Stock	(103,050)	5.7655	10/21/2025
Sale of Class A Common Stock	(351,204)	5.7854	10/21/2025
Sale of Class A Common Stock	(1,250,000)	5.8616	10/21/2025
Sale of Class A Common Stock	(152,183)	5.8133	10/22/2025